December 21, 2007

VIA FEDEX

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:    Jay Ingram, Esq.

Re:	Visa Inc. Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-147296) initially filed on November 9, 2007

Dear Mr. Ingram:

On behalf of Visa Inc., a Delaware corporation (the “Company”), and in connection with the Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission (the “Commission”) on November 9, 2007 (the “Registration Statement”), we are writing in response to the Staff’s comments on the Registration Statement as transmitted to the Company by letter dated December 7, 2007. For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment.

The Company has filed today with the Commission Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, and all references herein to the Registration Statement are to Amendment No. 1 and to the form of prospectus (the “Prospectus”) included therein.

General

1.	We are currently not able to assess a number of matters because you have not yet provided pricing data. On a supplemental basis, please provide us with a version of your document that gives effect to current estimates of the offering price and number of shares to be issued.

The Company has not yet determined the pricing range and number of shares to be offered. Once the pricing data has been determined, the Company will provide such information supplementally to the Staff or file a revised version of the Registration Statement including pricing data.

2.	Supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

The Company has enclosed for the Staff’s review, on a supplemental basis, the graphical materials and artwork that it proposes to include in the Prospectus.

Cover Page

3.	Given that you have a multi-class common equity structure, it appears that the cover page should alert potential investors to the existence of other classes of common stock. On the cover page, provide a very concise overview of the other classes. If you do not believe the multi-class structure warrants disclosure on the cover page, provide us your analysis as to why none of the rights to be held by the owners of other classes of common stock are of sufficient significance to warrant such disclosure.

In response to the Staff’s comment, the Company has added a concise description to the cover page alerting potential investors to the existence of the class B and class C common stock and descriptions of their key characteristics.

Prospectus Summary

4.	Notwithstanding your disclosure on pages 7-9 regarding the October 2007 reorganization and the implementation of the retrospective responsibility plan vis-a-vis the issuance of different classes and series of your common stock, we believe that investors may benefit from disclosure that allows for a better understanding of the nature of their investment in relation to the outstanding shares of Class B and C common stock and your overall capital structure. Please provide a prominent, practical, and easy-to-understand discussion that distills the purposes for maintaining several classes of common stock and the strategic aims or benefits contemplated by your capital structure. Also address and provide appropriate analysis of the impact on Class A shareholders of the intended redemption and the planned conversion of the Class B and C stock. Your discussion in this regard should comply with Rule 421(d) of Regulation C.

The Company has expanded the disclosure under the “The Offering” on page 7 to include additional disclosure regarding the points requested by the Staff.

5.	In addressing the preceding comment, please ensure that you disclose the potential range of conversion rates of the Class B common, as varying portions of the litigation settlement funds are released from escrow.

In response to the Staff’s comment, the Company notes that when litigation settlement funds are released from the escrow to fund settlements of, or judgments in, the covered litigation, there is no adjustment to the conversion rate. The conversion rate adjustments only occur when litigation settlement funds are added to the escrow or upon the final resolution of claims when litigation settlement funds are released from the escrow account. The Company has amended the disclosure under “The Offering—Conversion of class B and class C common stock” on page 10 to clarify further the timing of conversion rate adjustments. The Company will include in the preliminary prospectus prior to commencing its roadshow the initial conversion rate based on the expected amount of the escrow. The Company does not believe that it is possible to disclose the range of conversion rates. In addition, the Company is concerned that any such effort to disclose a range may be misleading to both existing stockholders and purchasers of the Company’s class A common stock. This is because the conversion rate will depend on the following factors, none of which are currently known to, or within the control of, the Company: the amount of any payments made to resolve the covered litigation and the price of our Class A Common stock at the time we sell loss shares to fund those payments (each of which will affect the number of loss shares issued before the escrow termination date), the amount released from the escrow at the escrow termination date and the price of the class A common stock during a 90-day period ending prior to the escrow termination date.

6.	In the second full paragraph on page 32, you express a conclusion concerning the federal tax effect of future adjustments in the conversion rate of the Class B common stock. Please identify the entity that rendered the opinion upon which the company’s conclusion about the federal income tax consequence is based. Also, provide a signed opinion of the legal firm or independent public accounting firm that provided the opinion as to the federal income tax matter that you summarize.

After consulting outside tax counsel, the Company’s in-house tax personnel took the stated position regarding the federal tax effect of future adjustment in the conversion rate of the Company’s class B common stock. No opinion from outside tax counsel was requested or rendered.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 39

7.	We note that you only provide the unaudited pro forma condensed combined statements of operations. Tell us why you do not include the pro forma condensed combined balance sheet as of the latest period. We note that the reorganization was not consummated until October 1, 2007, subsequent to and not included in the latest historical June 30, 2007 Visa U.S.A. balance sheet presented on page F-54.

In Amendment No. 1, the Company has included an audited consolidated balance sheet for the Company at October 1, 2007 to reflect its financial condition immediately following the reorganization. This audited consolidated balance sheet contains a detailed footnote reflecting the reorganization in accordance with SFAS No. 141, “Business Combinations,” (“SFAS No. 141”). Please refer to Note 3 — The Reorganization to the audited consolidated balance sheet for Visa Inc. at October 1, 2007 on page F-10. Under the guidelines of Article 11 of Regulation S-X, a pro forma balance sheet is not required if the transaction is reflected in the most recent historical balance sheet filed. Therefore, the pro forma condensed combined balance sheet at September 30, 2007 has been omitted.

Notes to Visa Inc. Unaudited Pro Forma Condensed Combined Statements of Operations, page 45

Note 1. Basis of Presentation, page 45

Purchase Consideration, page 45

8.	Tell us what consideration you gave to disclosing the significant assumptions and related amounts associated with the three methodologies used to value the contributed businesses of Visa Canada and Visa International. Please provide us with a quantitative summary analysis of the valuation results of each of the methodologies noted. Also provide us with analysis that reconciles significant differences among the three valuations used to derive the $17.3 billion.

Below please find an analysis of the results of the Company’s valuation of the consideration provided to the members of Visa Canada and Visa International, excluding Visa Europe (the “acquired regions”), using comparable public company and discounted cash flow valuation methodologies. The Company weighted these results 80/20 to arrive at the final determination of purchase consideration. Please note that the results of the precedent transaction analysis were identified as an outlier and ultimately eliminated completely from the overall valuation as transactions with sufficiently similar characteristics could not be identified.

As detailed in Note 3 — The Reorganization to the Company’s audited consolidated balance sheet at October 1, 2007, the consideration conveyed in exchange for the acquired regions totaled approximately $12.6 billion. Total purchase consideration of $17.3 billion also includes the value of the consideration conveyed to Visa Europe, including the Company’s common stock totaling approximately $4.3 billion; the Visa Europe put option, totaling approximately $0.3 billion; and the liability under the framework agreement, totaling approximately $0.1 billion.

The results of the Company’s valuation using the various methodologies appear below. While the two methods used to value the purchase consideration are significantly different in their execution, their results differed by only approximately 7%.

Valuation Methodology	Total Value of Acquired Regions	Weight	Value Used in Final Determination
	(in millions)		(in millions)
Comparable Company Analysis	$12,762	80%	$10,209
Discounted Cash Flows	11,739	20%	2,348

Total			$12,557

The Company determined that the weighting of valuation methodologies 80/20 was most appropriate given the fact that the comparable company analysis was based on observable market information and therefore was deemed the more reliable indicator of its value. However, given the fact that no company is 100% comparable to any other, the Company determined that the discounted cash flows analysis should not be excluded completely. Regardless, the results under the two methods were so similar that a change in this weighting does not result in a material change in the total value. For example, assigning a 10% higher weight to the discounted cash flows analysis results in a decrease in the total value of less then 1%.

In response to the Staff’s comment, the Company has revised its disclosure to clarify the methodologies utilized to calculate the value of the purchase consideration. Please refer to Note 3 — The Reorganization to the Company’s audited consolidated balance sheet at October 1, 2007 on page F-10 of Amendment No. 1.

The Company considered the need to disclose the significant assumptions used in these calculations. Given the significant reliance on the comparable company analysis, the Company felt it was appropriate to disclose the fact that MasterCard, as the most comparable company identified, was a significant input into this calculation. Given the relatively low weight applied to the discounted cash flow analysis, the Company determined that disclosure of inputs, such as the discount rate and other assumptions used was not necessary as changes in these assumptions would not have resulted in a material change in value.

9.	Tell us and disclose how you allocated the $17.3 billion among all three forms of purchase consideration, Visa Inc. stock, Visa European Put Option and the Liability under Framework Agreement. Also clarify what classes and related amount of stock comprise the Visa Inc. stock consideration.

The Company has disclosed the allocation of the purchase consideration totaling $17.3 billion among the three forms of purchase consideration in Note 3 — The Reorganization to its audited consolidated balance sheet at October 1, 2007 on page F-10 of Amendment No. 1.

In response to the Staff’s comment, the Company has revised the disclosure in Note 3 — The Reorganization on page F-10 of Amendment No. 1 to clarify that the Company’s common stock provided as consideration to Visa Europe and the members of the acquired regions is comprised of all regional classes of common stock outstanding, except for class USA common stock, as Visa U.S.A. was deemed to be the accounting acquirer in accordance with SFAS No. 141.

Note 3. Visa Europe Transaction, page 48

Trademark and Technology Licenses, page 50

10.	We note your disclosure stating that you consulted with a third party valuation expert to assist in the valuation of the trademark and technology license granted to Visa Europe as part of the restructuring agreement. Please name the specialist and include expert’s consent following Securities Act Rule 436(b) of Regulation C.

The Company engaged the services of an outside valuation expert to assist in its valuation of the base fee related to the trademark and technology license granted to Visa Europe; however, management was responsible for making the final determination of the fair value of the base license fee under this arrangement. In response to the Staff’s comment, the Company has revised this disclosure to delete the reference to the third party valuation expert on pages 49 and F-13 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Visa U.S.A., page 75

11.	Tell us what consideration you gave to providing a thorough MD&A for Visa International and Subsidiaries that covers fiscal 2006, 2005 and 2004 and the nine months ended June 30, 2007 and 2006.

The Company's approach to providing MD&A and other disclosures in the Registration Statement is to focus as much as possible on the combined entity, as it believes this is most meaningful and the best representation of its financial condition subsequent to the reorganization. We respectfully direct your attention to Management's Discussion and Analysis of Financial Condition and Results of Operations of Visa Inc. in Amendment No. 1, in which the Company has provided a discussion of the pro forma results of operations, reflecting the reorganization under the guidelines of SFAS No.141 for fiscal 2007 as compared to fiscal 2006. This discussion includes the impact of the results of operations of Visa International for those periods to the extent they are material to the pro forma results of the Company. We believe this combined presentation provides readers with a more meaningful analysis of trends and pro forma results of the Company on a consolidated basis. The presentation of MD&A for Visa International on a stand alone basis would provide a fragmented view of the Company's overall results of operations and would not reflect the elimination of intercompany transactions. Furthermore, in the future, the Company does not intend to produce separate financial statements for Visa International as this would not be consistent with management's view of how the combined business will be operated going forward.

Results of Operations, page 76

12.	There are many instances where two or more sources of a material change have been identified, but the dollar amount for each source that contributed to the change are not disclosed. For instance, you disclose that the decrease in volume and support agreements for the nine-month period ending June 30, 2007 was primarily due to “the impact of revised estimates of performance under these agreements during management’s routine quarterly review and due to amendments to volume and support agreements during the period.” As another example, you disclose that Network, EDP and Communications expense increase was “primarily due to higher maintenance and equipment rental costs and fees paid for debit processing services for charges related to processing transactions through non-Visa networks offset by lower depreciation amortization and expense.” Additionally, we also note that card service fees are reported based on payment volumes, and data processing fees are driven by number, size and type of transactions processed. Tell us what consideration you have given to providing a discussion of trends within those revenue elements. Revise your disclosures to quantify each source that contributed to a material change or trend. We refer you to Section IIID of SEC Release 33-6835; Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In response to the Staff’s comment, in its presentation of Management’s Discussion and Analysis of Financial Condition and Results of Operations of Visa U.S.A. for fiscal 2007 as compared to fiscal 2006 in Amendment No. 1, the Company has quantified, wherever possible, each source that contributed to a material change or trend.

In particular, in response to the Staff’s comment, the Company quantified the following disclosures in Amendment No. 1:

•	network, EDP and communications expense - page 91;

•	advertising, marketing and promotion expense - page 91;

•	administrative and other expense - pages 91 and 92; and

•	growth in payments volume and transactions - pages 84, 89 and 95.

Additionally, the Company expanded its disclosure of the trends impacting operating revenues on page 84 of Amendment No. 1.

Liquidity and Capital Resources, page 92

Operating-Activities, page 94

13.

Your disclosure appears to be a recitation of changes and other information evident from the financial statements. Revise your disclosure to focus on the primary drivers (e.g., quantify the amounts and types of cash receipts from customers, amounts of cash payments to service providers or employees, etc.) and other material factors necessary to an understanding of your cash flows. See Instruction 4 to Item 303 of Regulation S-K and Section IV.B of SEC Release No. 33-8350; Commission Guidance Regarding Management’s Discussion and Analysis of Financial Conditions and Results of Operations.

The Company’s Automated Clearing House, or ACH, relationship with substantially all of its member financial institutions allows the Company to collect cash contemporaneously with invoices for service, which are transmitted electronically. As such, the quantity of cash receipts from customers is largely dependent on the changes in the Company’s overall results of operations. The Company has therefore focused its discussion on those significant items it believes to be key drivers of changes in operating cash flows period to period, such as the Visa Check Card program and higher compensation paid to employees. The Company respectfully directs your attention to the Liquidity and Capital Resources sections of the Company and of Visa U.S.A. on pages 68 and 98, respectively, where the Company has enhanced its analysis of the Company’s short-term and long-term liquidity projections, which the Company believes discloses the primary drivers and other material factors necessary for a reader to understand its cash flows.

Business, page 108

Intellectual Property, page 124

14.	To the extent material, please elaborate here or elsewhere, as appropriate, on the intellectual property and/or technology that you license from third parties.

The Company does not have material intellectual property and/or technology licenses from third parties.

Customers, page 128

15.	Please add the disclosure required by Item 101 (d) of Regulation S-K or provide a cross-reference to such disclosure contained in your financial statement footnotes.

Historically, substantially all of Visa U.S.A.’s revenues were domiciled in the United States of America and substantially all of Visa International’s revenues were domiciled outside the United States of America. In response to the Staff’s comment, the Company has provided a cross reference to the respective historical audited consolidated financial statements of Visa U.S.A. and Visa International at September 30, 2007 on page 133 of Amendment No. 1. Prospectively, the Company will provide a cross-reference to enterprise-wide disclosures included in the consolidated financial statements of the Company as required by paragraphs 37-39 of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

Compensation Discussion and Analysis, page 155

16.	Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. It is not clear whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. Please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated awards.

In response to the Staff’s comment, the Company has revised the disclosure on page 161 to clarify that the total compensation package is primarily comprised of base salary, annual incentive compensation and long-term incentive compensation. The Company has further indicated that, in setting each executive’s target total compensation, it does not use a formulaic approach in determining the appropriate compensation mix, but rather determines each executive’s actual base salary, annual incentive target and long-term incentive target by considering both external market data and internal equity amongst its executives based on their experience, performance, and the nature and scope of their roles in its organization.

17.	Please provide an analysis of how you arrived at and why you paid the particular level of each component of compensation for fiscal 2007. For example, although we note disclosure regarding general policies and decision-making mechanics relating to the Visa U.S.A. Annual Incentive Plan, the Visa U.S.A. Long-Term incentive Plan, and the special cash bonus, we would expect to see a more focused discussion that provides substantive analysis and insight into how the committee made actual payout determinations. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of how the achievement of the various corporate performance objectives and individual goals resulted in specific payouts under these forms of compensation as well as the specific factors considered by the committee in ultimately approving these forms of compensation, including the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 165-166 to specify more clearly each of its named executive officer’s individual performance goals, to describe the relationship between corporate performance and forms of awards, and to provide a more detailed explanation of the basis for the actual payout decisions.

In addition, the Company directs the Staff’s attention to its disclosure under “—Compensation Philosophy and Objectives” on page 161 indicating that it expects to increase the performance-based portion of an executive officer’s target pay by increasing the percentage of target pay attributable to annual and long-term incentives and decreasing the percentage of target pay attributable to base salary. The Company also directs the Staff’s attention to the disclosure under “—Setting Executive Compensation” on page 162 describing its intention to implement and maintain compensation plans that tie a substantial portion of the executives’ overall compensation to the achievement of company goals.

18.	Although you provide a description of how company performance affects compensation, there is minimal analysis of the effect individual performance has on compensation awards, despite disclosure that indicates you make compensation-related decisions in connection with non-quantitative achievements. In this regard, you specifically disclose that, with respect to the Visa U.S.A. Annual Incentive Plan, Visa U.S.A. took into consideration an individual performance component, which allowed for award differentiation. Please provide appropriate detail and analysis of how individual performance contributed to actual 2007 compensation for the named executive officers. For example, disclose and discuss in greater detail the achievement of the financial and operational goals within a named executive officer’s individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K. To the extent, the Committee exercised its discretion in adjusting awards notwithstanding achievement of the corporate and individual performance targets, please provide a materially complete description of each exercise of discretion and the factors the Committee considered in exerting its discretionary authority.

In response to the Staff’s comment, the Company has expanded the disclosure on pages 165-166 to provide additional information regarding each named executive officer’s individual performance goals, focusing on exercise of discretion by the compensation committee in making payout determinations.

19.	Your Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to each named executive officer. Refer to Section II.B.l of Commission Release No. 33-8732A. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

In response to the Staff’s comment, the Company has revised the disclosure on page 163 to clarify that it had not established standard compensation arrangements for its executive officers prior to the completion of the reorganization. The Company’s current compensation arrangements vary, in part, due to individual agreements between some of the named executive officers and the particular Visa entity with which they were historically employed. In the case of those named executive officers who have recently been recruited into the organization, including the chief executive officer, their compensation arrangements reflect the Company’s efforts to provide competitive compensation packages to attract highly-qualified executive officers into the organization with the requisite skills and experience to lead the organization during a time of transition. The Company has indicated that it intends to adopt more internally-consistent compensation programs and policies for the named executive officers.

Visa Inc. Annual Incentive Plan, page 160

20.	Please provide us with an indication of when the compensation committee will complete its process of establishing the corporate performance goals under this plan. As you may be aware, Instruction 2 of Item 402(b) indicates that the Compensation Discussion and Analysis should cover actions that were taken after the end of the last fiscal year, particularly where those actions include the adoption or implementation of new or modified programs and policies. To the extent this plan constitutes a new or modified program, either in policy or operation, you should provide appropriate Item 402(b) disclosure. Similar consideration should be given to the Visa Inc. 2007 Equity Incentive Compensation Plan.

The Company currently expects that the compensation committee will establish corporate performance goals under the Visa Inc. Annual Incentive Plan in February 2008. The Company will update the disclosure to reflect any such goals following their adoption.

Potential Payments Upon Termination or Change-in-Control, page 171

21.	Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements. See paragraphs (b)(l)(v) and (j)(3) of Item 402 of Regulation S-K. Also, in the Compensation Discussion and Analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

In response to the Staff’s comment, the Company has revised the disclosure on page 168 to add a separate subsection under “Compensation Discussion and Analysis” titled “— Severance,” summarizing the Company’s approach in determining appropriate severance arrangements. The Company has further clarified that the amount of severance pay is primarily determined based on competitive benchmarking of severance benefits for similarly situated executives with comparable scope and responsibility in other companies. The Company has also noted that existing severance arrangements currently vary among executive officers based on the individual agreements with the Visa entity with which they were historically employed and that the Company’s compensation committee is considering new employment agreements for the named executive officers, which may include, among other things, more internally comparable termination and change-in-control provisions.

Certain Relationships and Related Party Transactions, page 179

22.	Please provide the full disclosure required by Item 404(b) of Regulation S-K.

The Company’s management is in the process of reviewing and updating its policies with respect to related party transactions and intends to make recommendations regarding modifications to these policies to the audit committee of the Company’s board of directors promptly. The Company’s management anticipates that any revisions to its existing policies that are approved by the audit committee will be in effect before the consummation of this offering and will be disclosed in subsequent filings.

Visa U.S.A. Inc. and Subsidiaries Consolidated Statements of Operations, page F-10

Notes to Consolidated Financial Statements, page F-14

Note 1. Organization, page F-14

23.	It is not clear how as a non-stock, non-assessable membership corporation you have provided the relevant disclosures required by SFAS No. 129 or reflected those ownership rights in the financial statements. We note member’s dividend and dissolution rights, interest in the corporation and voting rights discussed in what appear to be general terms. Please revise or tell us why disclosure is not required.

The Company respectfully directs your attention to Note 1 — Organization to the Visa U.S.A. historical audited consolidated financial statements at September 30, 2007 on page F-62, where Visa U.S.A. has disclosed the pertinent rights and privileges of the membership interests according to the guidance of SFAS No. 129, “Disclosure of Information about Capital Structure.” Specifically, the members do not have call prices and dates, conversion or exercise prices or rates and pertinent dates, sinking-fund requirements, unusual voting rights, significant terms of contracts to issue additional shares, or preferred stock.

The Company respectfully submits that further disclosure is not required because the membership interests were historically non-transferable and had no redemption rights. As disclosed, membership interest is contingent upon payments volume and consists solely of the right to vote, right to dividends and right to receive distributions in the event of liquidation. All membership interests were exchanged for regional classes and series of the Company’s common stock as consideration of the reorganization on October 1, 2007 as outlined on page F-11 of Amendment No. 1.

Note 2. Significant Accounting Policies, page F-5

Revenue Recognition, page F-19

24.	Tell us more about the services provided to merchants that are classified as Other Revenues. In this regards please indicate whether any of your arrangements with merchants include more than one element or unit of accounting. That is, explain in detail your evaluation of EITF 00-21 for your arrangements for each type of service you provide. As part of your evaluation, tell us how you considered paragraphs 2 and 9 of EITF 00-21.

Visa U.S.A. recognized merchant service revenues of approximately $2 million in fiscal 2007. These revenues were for licensing and certification services, which were billed to the merchant’s acquiring financial institution. Due to the immaterial nature of these services to our consolidated statement of operations, the Company has not completed a formal assessment of fair value or unit of accounting under EITF 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables.” The Company has revised its disclosure of this accounting policy to eliminate the reference to merchant services.

25.	For optional card enhancements or any other services provided to members or merchants tell us how you account for these offerings where you are not the primary provider but act for example in a capacity as a reseller or agent. Reference the appropriate accounting guidance supporting your accounting and classification.

The Company has determined that it acts as principal, not agent, for these offerings in accordance with EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” The Company has determined that it is the primary obligor in the arrangement as it is responsible for both service acceptance and fulfillment, holds latitude in establishing pricing, has discretion in supplier selection, determines the service specifications and maintains the credit risk. Revenues related to these offerings have been insignificant to date. The Company recognized revenues of approximately $40 million or approximately 1% of net operating revenues in fiscal 2007 for Visa U.S.A. in relation to these offerings.

Note 18. Legal Matters, page F-43

26.	Please provide us with analysis of the nature and amounts of costs and expenses included in the Litigation Provision. Tell us if you record legal costs expected to be incurred in connection with SFAS No. 5 loss contingencies.

As detailed on F-98 of Visa U.S.A.’s consolidated financial statements, the Litigation Provision consists of accruals under SFAS No. 5, “Accounting for Contingencies,” for outstanding claims which are probable and reasonably estimable as well as accrued liabilities under settled claims, insurance recovery and interest accretion on settled matters. For fiscal year 2007 and 2006, the Litigation Provision consisted of the following amounts:

Litigation Provision	Fiscal
	2007	2006
	(in thousands)
SFAS No. 5 outstanding claims	$714	$—
Settled matters	$1,941	34
Insurance recovery	(2)	(12)

Total	$2,653	$22

The Company has made an accounting policy election to expense legal costs as incurred following the guidance in EITF Topic D-77, “Accounting for Legal Costs Expected to Be Incurred in Connection with a Loss Contingency.” The Company enhanced its disclosure to provide this detail in Visa U.S.A.’s historical audited consolidated financial statements on page F-66 of Amendment No. 1.

Part II – Information Not Required in Prospectus

Exhibits

Request for Confidential Treatment

27.	Comments to your application for confidential treatment relating to certain portions of Exhibit 10.3 will be provided under separate cover. Please be advised that these comments will need to be resolved prior to effectiveness of the Form S-1.

The Company notes the Staff’s comment.

* * * *

If you have any questions concerning the foregoing, please contact Mark L. Mandel at (212) 819-8546, S. Ward Atterbury at (212) 819-8331 or Colin J. Diamond at (212) 819-8754.

Sincerely,

/s/ White & Case LLP White & Case LLP

Enclosure

cc:	Joseph W. Saunders – Chairman and Chief Executive Officer
Byron H. Pollitt – Chief Financial Officer
William M. Sheedy – Global Head of Corporate Strategy and Business Development
Visa Inc.